March 24, 2006

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Edward Stern
Chief Financial Officer
Kreisler Manufacturing Corporation
!80 Van Riper Avenue
Elmwood Park, New Jersey 07407

RE: **Kreisler Manufacturing Corporation (the "Company")**
Form 8-K, filed March 22, 2006
File No. 0-4036

Dear Mr. Stern :

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please amend the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B. Under Item 304, it is not sufficient to state that the company chose to "replace" the accountant. Please revise.

2. As required under Item 304, the revised disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

3. Include an Exhibit 16 letter from the former accountants addressing the revised disclosures. File the amendment under cover of Form 8-K/A and include the Item 4 designation, including the Exhibit 16 letter from the former accountant filed as an Exhibit 16.

<u>Other</u>

4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amended Form 8-K via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

Sincerely,

E. L. Simpson

Effie Simpson
Staff Accountant